As filed with the Securities and Exchange Commission on January 26, 2006

Registration No. 333-123076

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

FORM S-1

On

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PriceSmart, Inc.

(Exact name of registrant as specified in its charter)

Delaware	33-0628530
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9740 Scranton Road

San Diego, California 92121-1745

(858) 404-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Robert M. Gans, Esq. Executive Vice President, General Counsel and Secretary PriceSmart, Inc. 9740 Scranton Road San Diego, California 92121-1745 (858) 404-8800	Robert E. Burwell, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, California 92130 (858) 523-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE CHART

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share		Proposed maximum aggregate offering price		Amount of registration fee
Common stock, par value $0.0001 per share	1,158,813	$7.59	(2)	$8,795,391		$1,036	(3)
Common stock, par value $0.0001 per share	138,820	$8.12		$1,127,219	(4)	$121

(1)	Pursuant to Rule 416(a), this Registration Statement shall also cover any additional shares of the PriceSmart’s common stock, par value $0.0001 per share (the “Common Stock”), that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of outstanding shares of Common Stock.
(2)	Estimated in accordance with Rule 457(c) for the purpose of computing the amount of the registration fee based on the average high and low sales prices of the Common Stock as reported on the Nasdaq National Market on February 24, 2005.
(3)	Pursuant to Rule 457(a), this portion of the filing fee was previously paid by the registrant in connection with this registration statement.
(4)	Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average high and low sales prices of the Common Stock as reported on the Nasdaq National Market on January 25, 2006.

PriceSmart hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until PriceSmart shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION) DATED JANUARY 26, 2006

PRICESMART, INC.

1,297,633 Shares of Common Stock

This prospectus relates to up to 1,297,633 shares of our common stock, which may be offered for sale by the selling stockholders named in this prospectus. The shares of common stock being offered were previously issued to the selling stockholders. The shares of common stock to which this prospectus relates may be sold from time to time by the selling stockholders directly or through one or more broker-dealers, in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders. We will bear all expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as all fees and disbursements of their counsel and experts.

Our common stock is listed under the symbol “PSMT” on the Nasdaq National Market. On January 25, 2006, the last sales price of our common stock was $8.05

This investment involves risks. See “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2006

Whenever we refer to “PriceSmart,” “we,” “our,” or “us” in this prospectus, we mean PriceSmart, Inc. and its subsidiaries, unless the context suggests otherwise.

i

SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. To fully understand our company and this offering, you should read carefully this entire document.

Our business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. As of November 30, 2005, we had 23 consolidated warehouse clubs in operation in 11 countries and one U.S. territory (four each in Panama and Costa Rica, two each in the Dominican Republic, Guatemala, El Salvador, Honduras and Trinidad and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands), of which we own at least a majority interest.

Our headquarters are located at 9740 Scranton Road, San Diego, California 92121-1745. Our telephone number is (858) 404-8800. Our website address is www.pricesmart.com. Information contained on our website is not incorporated into, and does not constitute any part of, this prospectus.

RISK FACTORS

Investment in our securities involves a high degree of risk, including the risks described below. You should carefully consider the following risks factors, together with all of the other information presented in this prospectus and the documents we have incorporated by reference in deciding whether to invest in our common stock. Each of the risks described in this prospectus and the documents we incorporate by reference could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Factors That May Affect Future Performance

We had substantial net losses in fiscal years 2003, 2004 and 2005, and may continue to incur losses in future periods.

We incurred net losses attributable to common stockholders of approximately $32.1 million in fiscal 2003, including asset impairment and closing cost charges of approximately $7.1 million, approximately $33.3 million in fiscal 2004, including asset impairment and closing charges of approximately $1.2 million and approximately $63.6 million in fiscal 2005 including asset impairment and closing charges of $11.4 million. We are seeking ways to improve sales, margins, expense controls and inventory management in an effort to return to profitability. However, if these efforts fail to adequately reduce costs, or if our sales are less than we project, we may continue to incur losses in future periods.

If we fail to comply with the covenants governing our indebtedness, the lenders may elect to accelerate our indebtedness and foreclose on the collateral pledged to secure the indebtedness.

Under the terms of debt agreements to which we and/or one or more of our wholly owned or majority owned subsidiaries are parties, in order to incur additional indebtedness, we must comply with specified financial covenants, which include current ratio, debt service and leverage ratios. During fiscal year 2005, we paid off those loans that had financial maintenance covenants and as of August 31, 2005, we were in compliance with our debt covenants.

Additionally, most of our vendors extend trade credit to us and allow payment for products following delivery. If these vendors extend less credit to us or require pre-payment for products, our cash requirements and financing needs may increase. We may not be able to obtain financing or refinancing on terms that are acceptable to us, or at all.

Our financial performance is dependent on international operations, which exposes us to various risks.

Our international operations account for nearly all of our total sales. Our financial performance is subject to risks inherent in operating and expanding our international membership business, which include:

•	changes in and interpretation of tariff and tax laws and regulations, as well as inconsistent enforcement of laws and regulations,

•	the imposition of foreign and domestic governmental controls,

•	trade restrictions,

•	greater difficulty and costs associated with international sales and the administration of an international merchandising business,

•	thefts and other crimes,

•	limitations on U.S. company ownership in certain foreign countries,

•	product registration, permitting and regulatory compliance,

•	volatility in foreign currency exchange rates,

•	the financial and other capabilities of our joint venturers and licensees, and

•	general political as well as economic and business conditions.

Any failure by us to manage our widely dispersed operations could adversely affect our business.

As of August 31, 2005, we had in operation 22 consolidated warehouse clubs in 11 countries and one U.S. territory (four in Panama; three in Costa Rica; two each in the Dominican Republic, Guatemala, El Salvador, Honduras and Trinidad; and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands). The success of our business will depend to a significant degree on our ability to (i) efficiently operate warehouse clubs on a profitable basis and (ii) maintain positive comparable warehouse club sales growth in the applicable markets. In addition, we will need to continually evaluate the adequacy of our existing personnel, systems and procedures, including warehouse management and financial and inventory control. Moreover, we will be required to continually analyze the sufficiency of our inventory distribution channels and systems and may require additional facilities in order to support our operations. We may not adequately anticipate all the changing demands that will be imposed on these systems. An inability or failure to retain effective warehouse personnel or to update our internal systems or procedures as required could have a material adverse effect on our business, financial condition and results of operations.

Although we have taken and continue to take steps to improve significantly our internal controls, there may be material weaknesses or significant deficiencies that we have not yet identified.

Subsequent to the completion of its audit of, and the issuance of an unqualified report on our financial statements for the year ended August 31, 2005, Ernst & Young LLP notified us that it will issue a management letter identifying deficiencies that existed in the design or operation of our internal controls that it considered to constitute a material weakness in the effectiveness of our internal controls pursuant to standards established by the American Institute of Certified Public Accountants. Ernst & Young LLP indicated that our restatement of our financial statements in our Quarterly Reports on Form 10-Q to report a “deemed dividend” with respect to our exchanges of common stock for outstanding shares of preferred stock in the first quarter of fiscal 2005 indicated the existence of weaknesses in the design or operation of our controls relating to the application of generally accepted accounting principles to complex or unusual transactions. In addition, subsequent to the completion of its audit of, and the issuance of an unqualified report on our financial statements for the year ended August 31, 2003, Ernst & Young LLP issued to us a management letter identifying deficiencies that existed in the design or operation of our internal controls that it considered to be material weaknesses in the effectiveness of our internal controls pursuant to standards established by the American Institute of Certified Public Accountants. The deficiencies reported by Ernst & Young LLP indicated that our internal controls relating to revenue recognition did not function properly to prevent the recordation of net warehouse sales that failed to satisfy the requirements of SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” and our internal controls failed to identify that our former Philippines and Guam businesses failed to perform internal control functions to reconcile their accounting records to supporting detail on a timely basis. These material control weaknesses were identified during fiscal 2003 by us and brought to the attention of Ernst & Young LLP and the Audit Committee of our Board of Directors.

We have taken steps to strengthen control processes in order to identify and rectify past accounting errors and to prevent the situations that resulted in the need to restate prior period financial statements from recurring. These measures may not completely eliminate the material weaknesses in our internal controls identified by us and by Ernst & Young LLP, and we may have additional material weaknesses or significant deficiencies in our internal controls that neither Ernst & Young LLP nor our management has yet identified. Further, despite our efforts to improve our internal control structure, we may not be entirely successful in remedying internal control deficiencies that were previously identified. Any failure to timely remediate control gaps discovered in the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 or otherwise could harm our operating results and cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We face significant competition.

Our international merchandising businesses compete with exporters, wholesalers, other membership merchandisers, local retailers and trading companies in various international markets. Some of our competitors may have greater resources, buying power and name recognition. There can be no assurance that additional competitors will not decide to enter the markets in which we operate or that our existing competitors will not compete more effectively against us. We may be required to implement price reductions in order to remain competitive should any of our competitors reduce prices in any of our markets. Moreover, our ability to operate profitably in our markets, particularly small markets, may be adversely affected by the existence or entry of competing warehouse clubs or discount retailers. For example, the business of the PriceSmart warehouse clubs in Mexico (which closed in February 2005) was negatively impacted by the opening of U.S. based membership warehouse clubs, contributing to the closure of the Mexico PriceSmart warehouse club operations.

We face difficulties in the shipment of and inherent risks in the importation of merchandise to our warehouse clubs.

Our warehouse clubs import approximately 45% of the merchandise that they sell, which originate from varying countries and are transported over great distances, typically over water, which results in:

•	substantial lead times needed between the procurement and delivery of product, thus complicating merchandising and inventory control methods,

•	the possible loss of product due to theft or potential damage to, or destruction of, ships or containers delivering goods,

•	product markdowns as a result of it being cost prohibitive to return merchandise upon importation,

•	product registration, tariffs, customs and shipping regulation issues in the locations we ship to and from, and

•	substantial ocean freight and duty costs.

Moreover, each country in which we operate has different governmental rules and regulations regarding the importation of foreign products. Changes to the rules and regulations governing the importation of merchandise may result in additional delays, costs or barriers in our deliveries of products to our warehouse clubs or product we select to import. For example, several of the countries in which our warehouse clubs are located have imposed restrictions on the importation of some U.S. beef products because of concerns about Bovine Spongiform Encephalopathy (BSE), commonly referred to as “mad cow disease.” As a result of these restrictions, the sales of U.S. beef products may be impaired for the duration of these restrictions and may continue following the lifting of these restrictions because of perceptions about the safety of U.S. beef among people living in these countries. In addition, only a limited number of transportation companies service our regions. The inability or failure of one or more key transportation companies to provide transportation services to us, any collusion among the transportation companies regarding shipping prices or terms, changes in the regulations that govern shipping tariffs or the importation of products, or any other disruption in our ability to transport our merchandise could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to weather and other risks associated with international operations.

Our operations are subject to the volatile weather conditions and natural disasters such as earthquakes and hurricanes, which are encountered in the regions in which our warehouse clubs are located and which could result in significant damage to, or destruction of, or temporary closure of our warehouse clubs. For example, during September 2004, while no damage was sustained from the multiple hurricanes in the Caribbean, a total of eight days of sales were lost due to selected warehouse club closures resulting from heavy rains, local flooding and government advisories to stay off the roads. Losses from business interruption may not be adequately compensated by insurance and could have a material adverse effect on our business, financial condition and results of operations.

Declines in the economies of the countries in which we operate our warehouse clubs would harm our business.

The success of our operations depends to a significant extent on a number of factors that affect discretionary consumer spending, including employment rates, business conditions, consumer spending patterns and customer preferences and other economic factors in each of our foreign markets. Adverse changes in these factors, and the resulting adverse impact on discretionary consumer spending, would affect our growth, sales and profitability. In addition, a significant decline in these economies may lead to increased governmental ownership or regulation of the economy, higher interest rates, increased barriers to entry such as higher tariffs and taxes, and reduced demand for goods manufactured in the United States. Any general instability in the national or regional economies of the foreign countries in which we currently operate could have a material adverse effect our business, financial condition and results of operations.

A few of our stockholders have control over our voting stock, which will make it difficult to complete some corporate transactions without their support and may prevent a change in control.

As of October 31, 2005, the Prices comprise a group that may be deemed to beneficially own 53.4% of our common stock. Because the group may be deemed to beneficially own, in the aggregate, more than 50.0% of our common stock, we are a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5). As a result of their beneficial ownership, these stockholders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election of directors. In addition, this ownership could discourage the acquisition of our common stock by potential investors and could have an anti-takeover effect, possibly depressing the trading price of our common stock.

The loss of key personnel could harm our business.

We depend to a large extent on the performance of our senior management team and other key employees, such as U.S. ex-patriots in certain locations where we operate, for strategic business direction. The loss of the services of any members of our senior management or other key employees could have a material adverse effect on our business, financial condition and results of operations.

We are subject to volatility in foreign currency exchange.

We, primarily through majority or wholly owned subsidiaries, conduct operations in Central America and the Caribbean, and as such are subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of August 31, 2005, we had a total of 22 consolidated warehouse clubs operating in 11 foreign countries and one U.S. territory, 15 of which operate under currencies other than the U.S. dollar. For fiscal 2005, approximately 77% of our net warehouse club sales were in foreign currencies. Also, as of August 31, 2005, we had three closed warehouse clubs in Mexico, through a 50/50 joint venture accounted for under the equity method of accounting, which operate under the Mexican Peso. We may enter into additional foreign countries in the future or open additional locations in existing countries, which may increase the percentage of net warehouse sales denominated in foreign currencies.

Foreign currencies in most of the countries where we operate have historically devalued against the U.S. dollar and are expected to continue to devalue. For example, the Dominican Republic experienced a net currency devaluation of 81% between the end of fiscal 2002 and the end of fiscal 2003 and 13% (significantly higher at certain points of the year) between the end of fiscal 2003 and the end of fiscal 2004. Foreign exchange transaction gains (losses), including repatriation of funds, which are included as part of the costs of goods sold in the consolidated statement of operations, for fiscal 2005, 2004 and 2003 were approximately $551,000, $(1.0) million and $(168,000), respectively.

We face the risk of exposure to product liability claims, a product recall and adverse publicity.

We market and distribute products, including meat, dairy and other food products, from third-party suppliers, which exposes us to the risk of product liability claims, a product recall and adverse publicity. For example, we may inadvertently redistribute food products that are contaminated, which may result in illness, injury or death if the contaminants are not eliminated by processing at the foodservice or consumer level. We generally seek contractual indemnification and insurance coverage from our major suppliers. However, if we do not have adequate insurance or contractual indemnification available, product liability claims relating to products that are contaminated or otherwise harmful could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding a product recall or any assertion that our products caused illness or injury could have a material adverse effect on our reputation with existing and potential customers and on our business, financial condition and results of operations.

Potential future impairments under SFAS 144 could adversely affect our future results of operations and financial position.

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we assess our long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be measured and recognized if the sum of the expected future discounted cash flows is less than the carrying amount of the asset. If the carrying amount of the asset were determined to be impaired, an impairment loss to write-down the carrying value of the asset to fair value by using quoted market prices, when available, would be required. When a quoted market price is not available, an estimated fair value would be determined through other valuation techniques. We have used projected cash flows discounted to reflect the expected commercial, competitive and other factors related to our long-lived assets and comparisons to similar asset sales and valuations by others to estimate the fair value of our intangible assets. These future tests may result in a determination that these assets have been impaired. If at any time we determine that an impairment has occurred, we will be required to reflect the impaired value as a charge, resulting in a reduction in earnings in the quarter such impairment is identified and a corresponding reduction in our net asset value. For example, we were required to take an impairment charge pursuant to SFAS 144 of $10.4 million in fiscal 2005 for our U.S. Virgin Island warehouse club operation and for closed warehouse club operations in Guatemala and Dominican Republic, as well as $1.1 million and $3.1 million related to the write down of our interest in our Mexico joint venture in fiscal 2005 and 2004, respectively. A material reduction in earnings resulting from such a charge could cause us to fail to be profitable in the period in which the charge is taken or otherwise to fail to meet the expectations of investors and securities analysts, which could cause the price of our stock to decline.

Write-offs pursuant to Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142, or SFAS 142, “Goodwill and Other Intangible Assets” could adversely affect our future results of operations and financial position.

Under statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets deemed to have indefinite lives are not amortized but instead are subject to annual impairment tests in accordance with the Statement. As of August 31, 2005, we had goodwill of approximately $29.6 million, net of accumulated amortization originating prior to the adoption of SFAS 142. We performed our impairment test on goodwill as of August 31, 2005 and August 31, 2004, and no impairment losses were recorded. In the future, we will test for impairment at least annually. Such tests may result in a determination that these assets have been impaired. If at any time we determine that an impairment has occurred, we will be required to reflect the impaired value as a part of operating income, resulting in a reduction in earnings in the period such impairment is identified and a corresponding reduction in our net asset value. A material reduction in earnings resulting from such a charge could cause us to fail to be profitable or increase the amount of our net loss in the period in which the charge is taken or otherwise to fail to meet the expectations of investors and securities analysts, which could cause the price of our stock to decline.

We face increased costs and compliance risks associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate, and the independent auditors to attest to the effectiveness of internal control over financial reporting and the evaluation performed by management. The Securities and Exchange Commission has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting its attestation under Section 404. We are currently preparing for, and incurring significant expenses related to compliance with Section 404. We incurred expenses of approximately $1.5 million in fiscal 2005 associated with such preparation. We have determined that, as a result of the announcement made by the SEC on March 2, 2005, we will have an additional year, until fiscal 2006, to comply with Section 404 of the Sarbanes-Oxley Act. However, we and our advisors may not have adequately projected the cost or duration of implementation or planned sufficient personnel for the project, and more costs and time could be incurred than currently anticipated. Moreover, there can be no assurance that we will be able to effectively meet all of the requirements of Section 404 as currently known to us in the currently mandated timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in our implementation, could harm our operating results, cause us to fail to meet reporting obligations, result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

FORWARD-LOOKING STATEMENTS

Any statements in this prospectus, including the documents that we incorporate by reference herein, about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by the use of words or phrases such as “believe,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and “would.” Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to those set forth under the heading “Risk Factors.”

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. Before deciding to purchase our common stock, you should carefully consider the information in this prospectus.

USE OF PROCEEDS

We are registering the shares of our common stock offered by this prospectus for the account of the selling stockholders identified in the section of this prospectus entitled “Principal and Selling Stockholders.” All of the net proceeds from the sale of our common stock by this prospectus will go to the selling stockholders. We will not receive any part of the proceeds from the sale of these securities.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. The number of shares beneficially owned by each stockholder and each stockholder’s percentage ownership prior to the offering in the following table is based on 26,203,421 shares of common stock outstanding as of November 30, 2005. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders. Of the 1,297,633 shares of common stock offered pursuant to this prospectus:

•	400,000 were issued to the International Finance Corporation in February and November 2005 upon the exercise of a common stock purchase warrant we issued to the International Finance Corporation in January 2005;

•	138,820 were issued to PSC, S.A. in August 2005 as partial consideration for the sale to us of property located in Santo Domingo, Dominican Republic and the relinquishment of rights to acquire properties located in Santa Elena, El Salvador and Heredia, Costa Rica, as more fully described below;

•	79,313 were issued to PSC at a price of $33.50 per share in a September 2002 private placement; and

•	679,500 were issued to PSC as partial consideration for the sale to us of its 40% interest in our PSMT Caribe, Inc. subsidiary in July 2000.

Pursuant to agreements between our company and the selling stockholders, we agreed to file a registration statement covering all of the shares of common stock held by such selling stockholders, except for 79,313 shares offered hereby by PSC.

	Shares Owned Before the Offering		Shares Being Offered	Shares Owned After the Offering
Name	Number	Percent		Number	Percent
International Finance Corporation	700,000	2.7%	400,000	300,000	1.1%
PSC, S.A.(1)	2,035,852	7.4%	897,633	1,138,219	4.2%

(1)	Includes 1,138,219 shares subject to subscription rights that are currently exercisable.

The selling stockholders do not have any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years, except that:

•	As of November 30, 2005, PSC beneficially owned approximately 7.4% of our common stock.

•	In August 2002, we entered into a joint venture agreement with PSC to form a new subsidiary to construct and operate a warehouse store in Nicaragua. As of November 30, 2005, PSC owned a 49% interest in the subsidiary.

•

In June 2000, PSMT Caribe, Inc., a British Virgin Island corporation and one of our wholly owned subsidiaries, and PSC entered into an option agreement, as amended in August 2000, which gave PSC the option to purchase from PSMT Caribe excess real property located in San Pedro Sula, Honduras, Santa Elena, El Salvador, Heredia, Costa Rica, Santo Domingo, Dominican Republic and Zapote, Costa Rica, which we refer to as the Properties. In June 2000, PSC exercised the option and subsequently acquired all of the Properties with the exception of the properties located in Santa Elena and Heredia. In

August 2005 the Company and PSC entered into an agreement pursuant to which PSC: (i) conveyed the Santa Domingo property to us and (ii) relinquished all of its rights to acquire the properties located in Santa Elena and Heredia that it obtained pursuant to its exercise of the option as described above. In exchange, on August 18, 2005 we issued to PSC 138,820 shares of our common stock. For purposes of this transaction, the value of the Properties and the rights to acquire the properties located in Santa Elena and Heredia were deemed to be an aggregate of $1,112,960.

•	Edgar A. Zurcher, a director and 9.1% shareholder of PSC, has been a director of our company since November 2000 and a director and officer of our wholly owned subsidiary PSMT Caribe, Inc. since its inception in December 1998. Mr. Zurcher is a partner in a law firm that we utilize in certain legal matters. We incurred legal expenses with this law firm of approximately $313,000, $108,200 and $67,600 during fiscal years 2005, 2004 and 2003, respectively. Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., which rents retail space from us. We have recorded approximately $748,000, $757,000 and $723,500 in rental income for this space during fiscal years 2005, 2004 and 2003, respectively. Mr. Zurcher is also a director of Banco Promerica, from which we have recorded approximately $266,000 and $305,000 of rental income for fiscal 2005 and 2004, respectively, for space leased to it by us. We also received approximately $747,000, $525,000 and $481,000, in incentive fees on a co-branded credit card we have with Banco Promerica in fiscal years 2005, 2004 and 2003, respectively. In February 2005, we also received a refund of approximately $400,000 for an accumulated marketing fund related to the co-branded credit card with Banco Promerica. Mr. Zurcher is also Chairman of the Board of Banco Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to us in fiscal 2000, of which $277,000 is outstanding as of August 31, 2004 and due and repaid in October 2004. During fiscal 2001, we entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), of which $1.3 million and $0 was outstanding as of August 31, 2004 and May 31, 2005, respectively. Mr. Zurcher is also a director and, directly and through his family, a 17% shareholder of a beverage company from which our company purchased an aggregate of $149,100 of products in fiscal 2003. Mr. Zurcher is indirectly a 40% shareholder of a real estate development company from which our company received an aggregate of $286,000 and $190,497 for construction management services in fiscal 2004 and 2003, respectively.

•	We have two loan facilities outstanding with the International Finance Corporation as the lender with an aggregate outstanding amount of $19.3 million as of November 30, 2005.

PLAN OF DISTRIBUTION

The selling stockholders may from time to time offer and sell their shares of our common stock offered by this prospectus. However, registration does not necessarily mean that the selling stockholders will offer and sell any of their shares.

Offer and Sale of Shares. The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of our common stock at prices related to the prevailing market prices or at negotiated prices, in one or more of the following manners:

•	on the Nasdaq National Market or other exchanges on which our common stock is traded at the time of sale,

•	in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or

•	in privately negotiated transactions.

The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares of our common stock in one or more of the following transactions:

•	a block trade in which the broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

•	a broker or dealer may purchase as principal and resell the shares for its own account under this prospectus,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, or

•	through put or call option transactions relating to the shares, in short sales of the shares or through a combination of such methods.

The selling stockholders may accept or, together with any agent of the selling stockholders, reject in whole or in part any proposed purchase of the shares of our common stock offered by this prospectus. If any of the selling stockholders notifies us that a donee or pledgee intends to sell more than 500 shares of our common stock, we will file a supplemental prospectus.

Brokers and Dealers. The selling stockholders may select brokers or dealers to sell their shares of our common stock. Brokers or dealers of the selling stockholders may arrange for other brokers or dealers to participate in selling the shares. The selling stockholders may give the brokers or dealers commissions or discounts in amounts to be negotiated immediately before any sale. In connection with sales of the shares, the selling stockholders, any brokers or dealers selected by the selling stockholders, any other participating brokers or dealers, and some pledgees, donees, transferees and other successors in interest may be considered “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by these brokers or dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

The selling stockholders may enter into hedging transactions with broker-dealers or other institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares, or of securities convertible into or exchangeable for the shares, in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealers or other financial institutions may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

Distribution Arrangements with Broker-Dealers. If any of the selling stockholders notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer as a principal, we will file a supplemental prospectus disclosing, to the extent required:

•	the name of such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

Sales Under Rule 144. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

Commissions. We will reimburse the selling stockholders for their out-of-pocket expenses in connection with the registration of the common stock being offered by this prospectus, other than underwriting fees, discounts or commissions and transfer taxes. The selling stockholders will pay any sales commissions or other sellers’ compensation applicable to these transactions.

Indemnification. The selling stockholders may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of their shares against certain liabilities, including liabilities arising under the Securities Act. Under our agreements with the selling stockholders, we and the selling stockholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in the registration statement of which this prospectus forms a part, or any omission or alleged omission to state in the registration statement a material fact required to be stated therein or necessary to make the statements therein not misleading. If for any reason indemnification is unavailable, we and the selling stockholders have agreed to contribute to each other in connection with these liabilities based on the relative benefits and faults of the parties, as well as other relevant equitable considerations.

LEGAL MATTERS

The legality of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended August 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov. We are incorporating by reference some information about us that we file with the SEC. We are disclosing important information to you by referencing those filed documents. Any information that we reference in this way is considered part of this prospectus. The information in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

We incorporate by reference the following documents we have filed, or may file, with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended August 31, 2005;

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended August 31, 2005;

•	Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended November 30, 2004;

•	Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended February 28, 2005;

•	Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended May 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended November 30, 2005;

•	our Current Report on Form 8-K filed on September 7, 2005;

•	our Current Report on Form 8-K filed on October 20, 2005;

•	our Current Report on Form 8-K filed on October 28, 2005

•	our Current Report on Form 8-K filed on November 30, 2005;

•	our Current Report on Form 8-K filed on January 12, 2006;

•	the description of our common stock contained in our Amended Registration Statement on Form 10 filed with the SEC on August 13, 1997, including any amendments or reports filed for the purpose of updating the description; and

•	all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before termination of this offering.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

PriceSmart, Inc.

9740 Scranton Road

San Diego, California 92121-1745

(858) 404-8800

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the following table:

SEC Registration Fee	$1,036
Printing and Mailing Cost	$5,000	*
Legal Fees and Expenses	$45,000	*
Accounting Fees and Expenses	$4,000	*
Miscellaneous	$1,964	*

Total	$57,000	*

*	Estimated

Item 15.	Indemnification of Directors and Officers.

Our officers and directors are covered by the provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws, as amended, individual indemnification agreements with us and insurance policies which serve to limit, and, in some instances, to indemnify them against, certain liabilities which they may incur in such capacities. These various provisions are described below.

Elimination of Liability in Certain Circumstances. In June 1986, Delaware enacted legislation which authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all significant information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our amended and restated certificate of incorporation limits the liability of directors to us or our stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by such legislation. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification and Insurance. As a Delaware corporation, we have the power, under specified circumstances generally requiring the directors or officers to have acted in good faith and in a manner they reasonably believe to be in or not opposed to our best interests, to indemnify our directors and officers in connection with actions, suits or proceedings brought against them by a third party or in our name, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. Our amended and restated certificate of incorporation generally provides for mandatory indemnification of our directors and officers to the fullest extent provided by Delaware corporate law. In addition, we have entered into indemnification agreements with our directors and officers which generally provide for indemnification of the officers and directors to the fullest extent permitted under Delaware law, including under circumstances for which indemnification would otherwise be discretionary under Delaware law.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer, or is or was a director or officer serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power or obligation to indemnify him or her against such liability under the provisions of its certificate of incorporation or bylaws.

Item 16.	Exhibits.

Exhibit No.	Description
4.1(1)	Specimen of Common Stock certificate

5.1	Opinion of Latham & Watkins LLP*

23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm**

23.2	Consent of Latham & Watkins LLP*

24.1	Power of Attorney*

*	Previously filed
**	Filed herewith
(1)	Incorporated by reference to the Company’s Registration Statement on Form S-3 filed with the Commission on December 2, 2004.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, that:

A.	Paragraphs (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

B.	Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the Registrant is relying on Rule 430B:

A.	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.

If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, PriceSmart, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on January 26, 2006.

PriceSmart, Inc.

By:	/s/ ROBERT E. PRICE*
Robert E. Price
Interim Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT E. PRICE* Robert E. Price	Interim Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	January 26, 2006

/s/ JOHN M. HEFFNER John M. Heffner	Chief Financial Officer (Principal Financial and Accounting Officer)	January 26, 2006

/s/ MURRAY L. GALINSON* Murray L. Galinson	Director	January 26, 2006

/s/ KATHERINE L. HENSLEY* Katherine L. Hensley	Director	January 26, 2006

/s/ LEON C. JANKS* Leon C. Janks	Director	January 26, 2006

/s/ LAWRENCE B. KRAUSE* Lawrence B. Krause	Director	January 26, 2006

/s/ JACK MCGRORY* Jack McGrory	Director	January 26, 2006

/s/ EDGAR A. ZURCHER* Edgar A. Zurcher	Director	January 26, 2006

*By:	/s/ JOHN M. HEFFNER
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description
4.1	(1)	Specimen of Common Stock certificate

5.1		Opinion of Latham & Watkins LLP*

23.1		Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm**

23.2		Consent of Latham & Watkins LLP*

24.1		Power of Attorney*

*	Previously filed
**	Filed herewith
(1)	Incorporated by reference to the Company’s Registration Statement on Form S-3 filed with the Commission on December 2, 2004.